EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

		Securities Owned
Name	Country or State of Incorporation	Class	Percent Ownership
Honeywell Electronic Materials Inc.	Washington	Common Stock	100
Honeywell HomeMed L.L.C.	Delaware	Common Stock	100
Honeywell Nylon L.L.C.	Delaware	Common Stock	100
Honeywell Technology Solutions Inc.	Delaware	Common Stock	100
Honeywell Intellectual Properties Inc.	Arizona	Common Stock	100
Honeywell Specialty Materials, L.L.C.	Delaware	Common Stock	100
Grimes Aerospace Company	Delaware	Common Stock	100
Prestone Products Corporation	Delaware	Common Stock	100

      The names of Honeywell's other consolidated subsidiaries, which are primarily totally-held by Honeywell, are not listed because all such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.